

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Osman Ahmed
Chief Executive Officer
Founder SPAC
c/o Winston & Strawn LLP
800 Capital St., Suite 2400
Houston, Texas 77002

   Re: Founder SPAC
    Draft Registration Statement on Form S-1
    Submitted June 2, 2021
    CIK No. 0001862068

Dear Mr. Ahmed:

  We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 2, 2021

General

1. We note that the warrants are exercisable 30 days following completion of the initial business combination. Therefore, because the warrants could be exercisable in less than a year the common stock underlying the warrants are required to be registered with this offering. While the fee table reflects the registration of the common stock underlying the warrants, we note the disclosure on page 13 and the risk factor on page 50 that you are not registering the common stock underling the warrants at this time. Please revise to clearly reflect throughout the prospectus that this registration statement covers the common stock underlying the warrants.

       You may contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Blankenship